ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date
The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the year ending December 31, 2010 and includes information up to March 29, 2011 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2010. All amounts are expressed in Canadian dollars unless otherwise stated.

1.2 Overall Performance
The Company is a Canadian mineral exploration company focused on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The claims are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All of the property claims have had assessment work applied to them to keep them in good standing until at least Dec 1, 2018.

During 2010 the Company focused its technical efforts on the Turnagain relational drill hole database, geological and mineralization model refinement, metallurgical testwork, and updating the previous AMEC Americas Limited's Preliminary Assessment ("AMEC PA"). In March 2010, the Company received the updated Preliminary Assessment prepared by Wardrop Engineering Inc ("Wardrop PA").

The Company also has a 100% interest in three other mineral properties in the vicinity of the Turnagain property including the Lime, Dease Lime and Wheaton Lime claims.

In May 2006, the Company acquired by staking, two additional claim blocks which are known as the Lime property which includes non-contiguous Lime 1 and Lime 2 claim blocks. The property is located west of the Turnagain property. There was no work completed on these properties during the year ended December 31, 2010 (2009 - $810).

In July 2009, the Company acquired, by staking, the Dease Lime claims located 15 km east of the town of Dease Lake. During the year ending December 31, 2010, the Company incurred costs totalling $115 (2009 - $4,365).

In November 2009, the Company acquired, by map staking, the Wheaton Lime claims located 22 km southwest of the Turnagain property. During the year ended December 31, 2010, the Company incurred costs totalling $10,686 (2009 - $Nil).

In October 2010, the Company acquired, by map staking, the Sawtooth and Sabu claims located 120 km northeast of Smithers, British Columbia. During the year ended December 31, 2010, the Company incurred costs totalling $1,460 (2009 - $Nil).

The Company relies on equity financings to fund its operations. During fiscal 2010, the Company issued an aggregate of 16,174,461 common shares through private placements, share purchase warrant exercises, and stock options, for net cash proceeds of $3,836,839. At December 31, 2010, the Company’s working capital was $3,042,602.

1.3 Selected Annual Information

	Dec 31 2008	Dec 31 2009	Dec 31 2010
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(2,524,141)	(1,238,438)	(1,464,046)
Net Income (Loss)	(1,958,267)[2]	(1,477,538)[3]	(1,219,520)[4]
Net Income (Loss) per share	($0.03)	($0.02)	($0.02)
Total Assets	31,637,006	30,920,228	33,941,040
Total Liabilities	549,444	1,104,730	893,678
Resource Properties written-down or written off in year	44,662	6,527	-

1 The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The Net loss in 2008 differs from the Loss due to a future income tax recovery and interest income.
3 The Net loss in 2009 differs from the Loss due to a future income tax expense and interest income.
4 The Net loss in 2010 differs from the Loss due to a write-down of equipment, future income tax recovery and interest income.

1.4 Results from Operations

General and Administrative - During fiscal 2010, the Company incurred a net loss of $1,219,520 ($0.02 per share) compared to a net loss of $1,477,538 ($0.02 per share) in fiscal 2009. The administrative expenses for 2010 were $1,464,046, up from $1,238,438 in the prior year. Total administrative expenses includes two non-cash expenses, the first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life, these amounts were $13,725 and $24,389 in 2010 and 2009, respectively. The second non-cash expense is stock-based remuneration to recognize the fair value of stock options granted and vested; these amounts were $365,144 and $149,060 in 2010 and 2009, respectively. Excluding these items, the 2010 administrative expenses were $1,085,177, up from $1,058,462 in 2009. Investor relations expenses in 2010 were $230,011 (2009: $127,593), an increase of $102,418 or 80% due primarily from the addition of a full time investor relations employee and the participation in a one year contract with a business television program designed to provide exposure of the Company’s Turnagain project. Travel and promotion expenses in 2010 were $139,080 (2009: $33,773), an increase of $105,307 or 312% primarily from the increase in travel to the United States, Australia, South Africa, Europe and China to attend investment conferences, mining shows and metallurgical process evaluations. Legal and audit expenses in 2010 were $86,598 (2009: $258,051), a decrease of $171,453 or 66% primarily from the reduction in legal costs incurred for First Nations affairs. In general, there were no other areas with significant increases or decreases compared to the previous year. Excluding amortization and stock based compensation, the total general and administrative expenses for the year were approximately $91,000 per month compared to $89,000 per month in 2009. During 2010, the Company earned $51,175 from interest income (2009: $22,688), an increase of $28,487 or 126% primarily from interest received from the Canada Revenue Agency for the British Columbia Mining Exploration Tax Credit refund of $1,159,383 for taxation years 2002 - 2008. The Company had future income tax recovery of $198,082 for 2010 compared to future income taxes of $261,788 in 2009, a difference of $459,870 primarily from the expected recovery of income taxes from the 2010 net loss before income taxes of $1,417,602 .

Exploration - During the year ended December 31, 2010, the Company incurred exploration expenses of $1,952,837 on the Turnagain property (2009: $2,454,835). This $501,998 reduction of exploration expenses was primarily the result of the Company reducing its 2010 exploration budget to focus primarily on the geological and mineralization model refinement and metallurgical testwork rather than the traditional field work exploration programs.

In March 2010, the Company received the updated Preliminary Assessment prepared by Wardrop Engineering Inc. The complete report was filed on SEDAR on April 9, 2010.

The Wardrop PA recommends open pit mining, milling at a rate of 87,000 tonnes per day, conventional flotation, and Outotec’s chloride leach process followed by on-site nickel solvent extraction – electrowinning (SX-EW) metal refining. With a base case long term price of $8.50 per lb nickel and $17.50 per lb cobalt (all financial data are $U.S.), the study shows the project has a pre-tax Net Present Value of $715 million using an 8% discount rate. The mine would recover 1.88 billion pounds of payable nickel at an average “life of mine” strip ratio of 0.74 to 1 with an overall refined nickel recovery of 52.8% over 24.4 years.

Capital costs for the mine, process plant, refinery and infrastructure development are estimated to be $2.92 billion.

The highlights from the Wardrop PA were as follows:

Base Case Assumptions (without escalation):

Nickel Price: $8.50 per lb.
Cobalt Price: $17.50 per lb.
Exchange Rate: $0.90 U.S. $ / Can $

Resources:

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured + Indicated:             695,012,000 tonnes @ 0.216% Ni and 0.014% Co
Inferred :                                     510,818,000 tonnes @ 0.199% Ni and 0.014% Co

Mining and Production:

Strip Ratio (LOM)	- - - - -	0.74 to 1
Annual Throughput	- - - - -	31,138 million tonnes
Daily Milling Rate	- - - - -	87,000 tonnes
Total Ore Milled	- - - - -	761.2 million tonnes @ 0.212% Ni and 0.014% Co
Mill Recoveries	- - - - -	55.3% of Ni and 49.8% of Co
Refinery Recoveries	- - - - -	95.6% of Ni and 95.0% of Co
Annual Payable Metal:	- - - - -	35,006 tonnes (77.0 million pounds) Ni as metal
	- - - - -	2,003 tonnes ( 4.4 million pounds) Co as precipitate

Capital Cost:	- - - - -	$2,925 million

Operating Costs:	- - - - -	$10.65 per tonne milled
	- - - - -	$ 3.30 per pound of Ni, net of cobalt byproduct credits

Life of Mine:	- - - - -	24.4 years

Payback:	- - - - -	8.1 years

Internal Rate of Return:	- - - - -	10.7%

Net Present Value (NPV) at 8% discount rate:	- - - - -	$715 million

On average, the Turnagain project will produce 35,000 tonnes (77 million pounds) of payable nickel metal per year with a C1 cost of $3.30 per pound. The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to recoverable nickel metal delivered to market, net of by-product credits (cobalt).

After receiving the updated Wardrop PA, the Company focused on metallurgical testwork designed to test the potential for a marketable nickel concentrate to be produced. Work consisted of collecting samples from existing drill core stored at site for variability testwork and collecting/compositing of drill core reject samples from the warehouse in Chilliwack for selective nickel recovery concept testwork. Two additional drill holes were completed at site to provide fresh drill core samples for testwork to be completed by various consultants and laboratories in Canada, Australia, South Africa and Finland. The nickel recovery concept testwork was initiated in September 2010 and is in progress at the SGS Laboratory in Vancouver, B.C.

Initial results from the nickel concept testwork have been encouraging (see news releases dated November 1, 2010, January 5, 2011, February 9, 2011 and March 16, 2011). The newly developed metallurgical regime is capable of producing smelter quality concentrate with nickel grades well above 15% and MgO grades below 8% while maintaining nickel recoveries similar to previous recoveries with standard equipment and reagents. To determine the effect this will have across the complete deposit, additional variability testwork has been started with the first phase of this work to be completed within the second quarter of 2011.

In addition, requests for proposals (RFP’s) have been sent to several engineering firms to update the Wardrop PA. The updated PA is expected to model a standard open pit mine and mill and standard flotation to produce a concentrate for sale to smelters. Completion of the updated PA is currently targeted for the fourth quarter of 2011.

In September 2010, the Company contracted Revelation Geoscience Limited to complete a review of the platinum group element potential of the Turnagain Ultramafic Complex. This report was received on February 23, 2011. The report provided recommendations for further on-site exploration and applied research. The Company is in the process of reviewing their recommendations for possible follow up work in 2011.

In January 2011, the Company contracted Quantitative Group Pty Limited to complete a review of the geological and metallurgical factors controlling metallurgical recoveries for the Turnagain deposit and provide recommendations for the development of a geometallurgical model. A preliminary draft of this report was received on March 11, 2011. The Company is in the process of reviewing their draft report.

In June 2009, the Company contracted the Dena Kayeh Institute to conduct a Traditional Knowledge Study on the Turnagain property. The report was received in August 2010. Deficiencies as required under the original agreement have been identified by the Company. The report has not been finalized as the deficiencies are still outstanding.

1.5 Summary of Quarterly Results - see attached table on page 10.

1.6 Liquidity and 1.7 Capital Resources

At December 31, 2010, the Company had working capital of $3,042,602 compared to working capital of $1,891,359 as at December 31, 2009. Accounts payable and accrued liabilities at December 31, 2010 were $369,013. The Company’s budget for administration and the exploration program for the fiscal year ending December 31, 2011 is approximately $2.75 million, as of the date of this report, the Company has sufficient funds for the planned program and for general corporate purposes for the fiscal year ending December 31, 2011. Should the Company expand the 2011 exploration program, the Company may need to raise additional funds through further equity issuances.

1.8 Off Balance sheet arrangements – N/A

1.9 Transactions with Related Parties

During the fiscal year ended December 31, 2010, the Company incurred and paid $617,081 in salaries, fees, and stock option awards with directors, officers, senior executives or companies controlled by them. Excluding stock-based compensation, the amount for 2010 was $489,500 as compared to $452,000 the prior year, an increase of $37,500 or 8%. An aggregate of $195,500 in deferred exploration expenses relates to amounts paid to one senior executive and one director of the Company for project management, infrastructure and socio-economic project development and metallurgical consulting for the Turnagain property. These services were billed to the Company at standard industry rates. Management fees aggregating $270,000 were paid during the year to the President, Chief Financial Officer and the Corporate Secretary, and increase of $2,000 or 1% over the same period of 2009. During the year ended December 31, 2010, the Company incurred $24,000 in director fees which was the same amount charged for the year ended December 31, 2009.

1.10 Fourth Quarter

Excluding adjustments for mining tax credits of $108,162 and federal non-refundable tax credits of $44,137, exploration expenses for the fourth quarter were $520,184, down from the $536,976 expended in the third quarter of 2010, and down from the $691,859 expended in the fourth quarter of 2009. Major components of the 2010 fourth quarter property expenses included drilling of $61,860; geological services of $242,247; and metallurgy costs of $148,682.

Excluding amortization and stock based compensation, there were $307,024 of administrative expenses during the fourth quarter of 2010; these expenses were up $79,692 from $227,332 expended in the third quarter of 2010 and up from the $242,757 expended in the fourth quarter of 2009. The increase over the third quarter of 2010 is primarily from increased investor relation expenses of $33,337 and accrued audit expense of $35,000. Future income recovery for the fourth quarter of 2010 was ($198,082) primarily from the expected tax recovery from the loss before income taxes of $1,417,602 incurred in 2010.

1.11 Proposed Transactions - N/A

1.12 Critical Accounting Estimates

As at December 31, 2010, the Company’s financial statements reflect an asset “Deferred Exploration & Development Costs” with a balance of $30,122,066. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13 Changes in Accounting Policies Including Initial Adoption

Adoption of International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canada’s current generally accepted accounting principles (“GAAP”) for publicly accountable profit-orientated enterprises for interim and annual financial statements effective January 1, 2011.

The following is the timeline of the Company’s key activities in its conversion plan:

Initial analysis of key areas for which changes to accounting policies may be required.	Completed Q3 2009.
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes of those with accounting policy alternatives.	Completed Q3 2010.
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	Completed Q3 2010.
Review of IFRS and GAAP differences with auditor.	Completed Q3 2010.
Final determination of changes to accounting policies and choices to be made with respect to first-time adoptions alternatives.	Completed Q4 2010.
Education and training of key finance personnel	Ongoing.
Prepare IFRS Financial Statements, including first-time adoption reconciliations.	In progress.

To date, management has identified a number of differences between Canadian GAAP and IFRS that relate to the Company, many of which are not expected to have a material impact on the reported results and financial position of the Company. Most adjustments required on transition to IFRS will be made retrospectively under IFRS 1 against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. Set out below are the most significant areas, management has identified to date, where changes in accounting policies may have the highest potential impact on the Company’s consolidated financial statements.

Impairment of Assets
Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. International Accounting Standard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may result in write downs where the carrying value of assets was previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

Share-Based Payments
IFRS and Canadian GAAP largely converge on the accounting treatment for share–based transactions with only a few differences. Canadian GAAP allows either accelerated or straight-line method of amortization for the fair value of stock options under graded vesting. Under IFRS, the estimate for forfeitures must be made when determining the number of equity instruments expected to vest, while under Canadian GAAP forfeitures can be recognized as they occur.

Exploration and Evaluation Assets
Under the Company’s current accounting policy, acquisition costs of mineral properties, together with direct exploration and development expenses incurred thereon are capitalized. With the adoption of IFRS, the Company will have to determine its accounting policy for exploration and evaluation assets. The Company has the choice under the International Accounting Standards Board (“IASB”) Framework which requires exploration expenditures to be expensed and only allows capitalization of expenditures after the completion of a feasibility study or alternatively, the Company may keep its existing policy. Management has decided not to apply the IASB framework and keep its current accounting policy.

Future Income Taxes
Like Canadian GAAP, deferred income taxes under IFRS are determined using the liability method for temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and by generally applying tax rates applicable to the Company to such temporary differences. Deferred income taxes relating to temporary differences that are in equity are recognized in equity and under IFRS subsequent adjustments thereto are backward-traced to equity. IFRS prohibits recognition where deferred income taxes arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting nor taxable net earnings. The Company does not expect any significant changes to its accounting policies related to income taxes that would result in a significant change to line items within its financial statements.

Conclusion

The Company expects to meet the changeover date of January 1, 2011, requiring the restatement to IFRS for comparative purposes of amounts for the quarters ending March 31, 2010, June 30, 2010, September 30, 2010 and the year ending December 31, 2010.

Based on management’s assessment of the information system currently used by the Company, all information required to be reported under IFRS will be available with minimal system changes.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation and disclosures required. Disclosure requirements under IFRS generally contain more detail than those required under Canadian GAAP and, therefore, will result in more lengthy note references. The Company is continuing to assess the level of presentation and disclosures required to its consolidated financial statements.

1.14 Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk
Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the years ended December 31, 2010 and 2009.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2010 and 2009, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at December 31, 2010 and 2009.

1.15 Other

Capital Management

The Company identifies capital as share capital, cash and cash equivalents and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of December 31, 2010, the President and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at December 31, 2010. There have been no changes in these controls during the fourth quarter of 2010 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a) additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.HardCreekNickel.com

(b) at December 31, 2010, the Company had 76,545,052 shares issued. The Company had 6,617,500 stock options outstanding, with exercise prices ranging from $0.30 to $2.80, a weighted average exercise price of $0.53 and a weighted average life of 2.86 years. In addition, 7,744,000 warrants were outstanding, with a weighted average exercise price of $0.35 and a weighted average life of 1.49 years.

Summary of Share data at December 31, 2010
		Weighted Average
		Price	Life in Years
Issued shares	76,545,052
Options	6,617,500	$0.53	2.86
Warrants	7,744,000	$0.35	1.49
Fully Diluted	90,906,552

1.5 SUMMARY OF QUARTERLY RESULTS

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010

Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(403,929)	(261,074)	(191,789)	(358,958)	(264,685)	(430,972)	(259,559)	(462,386)
Net Income (loss)	(403,929)	(261,074)	(191,789)	(620,746)[5]	(264,685)	(430,972)	(259,559)	(264,304)[6]
Basic & diluted earnings (loss) per share	(.01)	(.00)	(.00)	(.01)	(.00)	(.01)	(.00)	(.01)
Deferred Exploration Expense – British Columbia properties	412,486	625,218	725,272	691,859	594,242	301,435	536,976	520,184

5 The Net Income in the fourth quarter of 2009 reflects a year end adjustment of $261,788 to reflect future income taxes.
6 The Net Income in the fourth quarter of 2010 reflects a year end adjustment of $198,082 to reflect future income tax recovery